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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2008

Commission File Number: 0-30150

Buffalo Gold Ltd.

----------------------------------------------------

(Translation of registrant's name into English)

24th Floor - 1111 W. Georgia Street, Vancouver, B.C. V6E 4M3

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1	News Release dated March 27, 2008
2.	Material Change Report Dated March 27, 2008

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2008	BUFFALO GOLD LTD. By: Damien Reynolds --------------------------------------- Name: Damien Reynolds, Title: Chairman of the Board

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24TH Floor - 1111 W. Georgia St. Vancouver, BC, Canada V6E 4M3 Phone: 604.685.5492 Fax: 604.685.2536 www.buffalogold.ca

Trading Symbol:

TSXV  – BUF.U

OTC\BB – BYBUF

FWB  – B4K

BUFFALO ARRANGES CONVERTIBLE DEBT FINANCING WITH LONGVIEW CAPITAL PARTNERS

Vancouver, B.C., March 27, 2008 – Brian McEwen, President and CEO of Buffalo Gold Ltd. (TSX-V: BUF; OTC\BB: BYBUF; FWB: B4K) announces that Buffalo has secured short-term financing through a convertible loan of CAD$1 million from Longview Capital Partners Incorporated (TSX: LV).  This loan will provide Buffalo with funds to continue several critical steps to advance its Furtei operation in Sardinia:

●

Completion of a NI 43-101 technical report and resource update

●

Completion of underground mine plan and development scenario

●

Exploration, infill and metallurgical drill programs

Buffalo has recently made its first shipment of gold and copper concentrate for sale to MRI Trading Ag per the contract announced in February (see Buffalo News Release from February 18th 2008) but the Company will not see significant revenue from the concentrate sales until at least the end of April.

The CAD$1 million convertible loan has an annual interest rate of 8% and a term of six months. The loan is convertible at Longview’s option into Buffalo units at $0.50 per unit with each unit comprising one common share and one share purchase warrant exercisable at $0.60 for a term of six months. Buffalo may demand that Longview convert the loan if the loan is still outstanding after four months. Buffalo will pay Longview a bonus of 20%, with payment being made in Buffalo common shares. The loan will be secured by part of Buffalo’s holding of Kinbauri Gold Corp. shares with a market value of $2.5 million. Longview is a shareholder of Buffalo and has a director in common with Buffalo.  The loan is subject to TSX Venture Exchange approval.

The Company further announces that James Walchuck has resigned from Buffalo’s Board of Directors due to other work commitments. The Board wishes to thank Jim for his contributions over the years and wishes him luck in all future endeavours.

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

     “Brian McEwen”

_______________________________

Brian McEwen,

President and CEO

For further information please contact:

Julie Hajduk, Investor Relations

E-mail: julie@buffalogold.ca

Phone: 604.685.5492 or Tollfree: 1.888.685.5492

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS, WHICH ARE BASED ON THE OPINIONS AND ESTIMATES OF MANAGEMENT AT THE DATE THE STATEMENTS ARE MADE, AND ARE SUBJECT TO A VARIETY OF RISKS AND UNCERTAINTIES AND OTHER FACTORS THAT COULD CAUSE ACTUAL EVENTS OR RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED. BUFFALO UNDERTAKES NO OBLIGATION TO UPDATE FORWARD-LOOKING STATEMENTS IF CIRCUMSTANCES OR MANAGEMENT'S ESTIMATES OR OPINIONS SHOULD CHANGE. THE READER IS CAUTIONED NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS.

_____________________________________________________________________________________________________

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Buffalo Gold Ltd. ("Buffalo" or the “Company”)

24th Floor, 1111 West Georgia Street

Vancouver, BC  V6E 4M3

Item 2

Date of Material Change

March 27, 2008

Item 3

News Release

A press release was issued on March 27, 2008, at Vancouver, B.C.

Item 4

Summary of Material Change

1.

Buffalo has secured short-term financing through a convertible loan of CAD$1 million from Longview Capital Partners Incorporated.

2.

James Walchuck has resigned from Buffalo’s Board of Directors

Item 5

Full Description of Material Change

Buffalo has secured short-term financing through a convertible loan of CAD$1 million from Longview Capital Partners Incorporated (TSX: LV).  This loan will provide Buffalo with funds to continue several critical steps to advance its Furtei operation in Sardinia:

●

Completion of a NI 43-101 technical report and resource update

●

Completion of underground mine plan and development scenario

●

Exploration, infill and metallurgical drill programs

Buffalo has recently made its first shipment of gold and copper concentrate for sale to MRI Trading Ag per the contract announced in February (see Buffalo News Release from February 18th 2008) but the Company will not see significant revenue from the concentrate sales until at least the end of April.

The CAD$1 million convertible loan has an annual interest rate of 8% and a term of six months. The loan is convertible at Longview’s option into Buffalo units at $0.50 per unit with each unit comprising one common share and one share purchase warrant exercisable at $0.60 for a term of six months. Buffalo may demand that Longview convert the loan if the loan is still outstanding after four months. Buffalo will pay Longview a bonus of 20%, with payment being made in Buffalo common shares. The loan will be secured by part of Buffalo’s holding of Kinbauri Gold Corp. shares with a market value of $2.5 million. Longview is a shareholder of Buffalo and has a director in common with Buffalo.  The loan is subject to TSX Venture Exchange approval.

The Company further announces that James Walchuck has resigned from Buffalo’s Board of Directors due to other work commitments. The Board wishes to thank Jim for his contributions over the years and wishes him luck in all future endeavours.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Brian McEwen, President & CEO at (604) 685-5492

Item 9

Date of Report

March 27, 2008